Via Facsimile and U.S. Mail
Mail Stop 4720

May 26, 2009

Dr. William A. Carter, M.D.
Chief Executive Officer
Hemispherx BioPharma, Inc.
1617 JFK Boulevard
Philadelphia, PA 19103

> **Re:**   **Hemispherx BioPharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File Number 001-13441**

Dear Dr. Carter:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director